Sub-Item 77I: Terms of new or amended securities

At its June 23/24, 2011 Board of Trustees meeting, the Board approved the creation of the DuPont Capital Emerging Markets Debt Fund, an additional series of the Trust. The DuPont Capital Emerging Markets Debt Fund consists of four classes of shares: Class A, Class C, Class D and Class I shares. A description of the DuPont Capital Emerging Markets Debt Fund's shares is contained in its Statement of Additional Information, which was filed in the Trust's Rule 485(b) filing on August 29, 2011 and in its Prospectus, which was filed in the Trust's Rule 497(c) filing on September 6, 2011.